Exhibit 99.3

EXECUTION VERSION

INTERCOMPANY SERVICES AGREEMENT

This agreement is dated March 12, 2025

PARTIES

(1)	Amber Match Limited, incorporated and registered in the British Virgin Islands with company number 2097935 whose registered office is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands (the “Supplier”); and

(2)	Sparrow Holdings Pte. Ltd., incorporated and registered in Singapore with company number 202141066D whose registered office is at 1 Wallich Street, Guoco Tower, #30-02, Singapore 078881 (“Sparrow”);

(Each of the above entities will individually be referred to herein as a “Party” and, collectively, as the “Parties”.)

BACKGROUND

(A)	Certain Affiliates of the Supplier and Sparrow and certain other parties thereto have entered into an Agreement and Plan of Merger on November 29, 2024 and have entered into (or are entering into) the Amendment, Waiver and Framework Agreement (the “Framework Agreement”).

(B)	Supplier has agreed to provide Services (as defined below) to Sparrow, by itself or through its Affiliates or Representatives, from the Commencement Date (as defined below) subject to the terms and conditions hereunder.

AGREED TERMS

1.	INTERPRETATION

The following definitions and rules of interpretation apply in this agreement.

1.1	Definitions:

“Affiliate” means, in relation to a Party, any entity that directly or indirectly controls, is controlled by, or is under common control with that Party from time to time.

“Applicable Laws” means "all applicable laws, statutes, and regulations in force from time to time.

“Business Day” means a day other than a Saturday, Sunday or public holiday in Hong Kong, when banks in Hong Kong are open for business.

“Commencement Date” means the date of the effectiveness of the Sparrow Transfer.

“Control” means the ability to direct the business or affairs of that entity whether by ownership of the majority of shares or voting rights, by contract or otherwise, and “controls” and “controlled” shall be construed accordingly.

“Fees” means service fees payable to the Supplier with respect to provision of Services to Sparrow.

“Representative(s)” means, in relation to each Party:

(a)	its officers and employees;

(b)	its professional advisers and consultants;

(c)	its contractors and sub-contractors; and

(d)	persons or entities prescribed under (a), (b) and (c) above of its Affiliates.

“Services” means the Services described in Section 2 to be provided by the Supplier to Sparrow.

1.2	Any phrase introduced by the terms “including”, “include”, “in particular”, “for example” or any other similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.3	A reference to “this agreement” or to any other agreement or document is a reference to this agreement or such other agreement or document, in each case as varied or novated from time to time.

1.4	A reference to “writing” or “written” includes fax and email.

1.5	Capitalized terms not defined herein shall have the means ascribed to such terms in the Framework Agreement.

2.	SERVICES

2.1	From the Commencement Date, Supplier will provide the following services to Sparrow, including but not limited to:

(a). operational, mid-office and administrative support;

(b). booking and settlement of trades;

(c). transaction and risk monitoring;

(d). onboarding of counterparties and conducting know-your-client procedures;

(e). compliance and regulatory support;

(f). regulatory reporting and filings;

(g). data management;

(h). cyber and information security; and

(i). any other activities as required to support the transaction activities of Sparrow

(collectively, the “Services”).

2.2	The Supplier shall provide the Services with reasonable skill and care.

2.3	The Supplier shall maintain records and accounts of its provision of the Services and shall, as soon as reasonably practicable and following a request by the Sparrow, provide the Sparrow with such information derived from those records and accounts that the Sparrow may reasonably request for the purposes for its internal bookkeeping and accounting operations.

3.	SPARROW'S OBLIGATIONS

3.1	The Sparrow shall:

(a)	co-operate with the Supplier in all matters relating to the Services and provide it with such information and assistance as the Supplier shall reasonably require to enable it to provide the Services in accordance with this agreement; and

(b)	provide to the Supplier in a timely manner all documents, information, items and materials in any form (whether owned by the Sparrow or third party) reasonably required by the Supplier in connection with the Services and ensure that they are accurate and complete.

4.	CHARGES

4.1	With respect to provision of the Services to Sparrow, the Fees shall be 100% of the consolidated basis net income generated by the Sparrow Transferred Entities, which shall be equal to the balance of (a) 100% of the gross income generated by the Sparrow Transferred Entities less (b) 100% of the costs incurred by the Sparrow Transferred Entities.

4.2	The Supplier and Sparrow shall determine the Fees on a monthly basis. Sparrow shall provide on a monthly basis to the Supplier the management accounts and operating statistics (including the relevant gross income and costs) related to the Sparrow Transferred Entities (collectively, the “Accounts”), and the Supplier and Sparrow shall calculate the monthly Fees upon review of the Accounts. The Supplier shall send an invoice on a monthly basis to Sparrow for the Fees (“Invoice”), and Sparrow shall transfer the Fees to the Supplier within (30) thirty days upon receiving the Invoice and to a bank account as informed by the Supplier.

5.	WARRANTIES

5.1	Each Party warrants that (a) it has the corporate power and capacity to enter into this agreement and to perform its obligations under this agreement, and (b) this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms.

6.	COMPLIANCE WITH LAWS AND POLICIES

6.1	Each Party shall at its own expense comply with all Applicable Laws relating to its activities under this agreement, as they may change from time to time, and comply with any conditions binding on it in any applicable licences, registrations, permits and approvals.

7.	SURVIVAL

7.1	Any provision of this agreement that expressly or by implication is intended to come into or continue in force on or after termination shall remain in full force and effect.

7.2	Termination of this agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

8.	GENERAL

8.1	Force Majeure. No Party shall be in breach of this agreement nor liable for delay in performing, or failure to perform, any of its obligations under this agreement if such delay or failure results from events, circumstances or causes beyond its reasonable control.

8.2	Assignment. No Party may assign, mortgage, charge, delegate or deal in any other manner with any or all of its rights and obligations under this agreement, unless otherwise agreed by the other Parties in writing.

8.3	Confidentiality

(a)	Each Party undertakes that it shall not at any time during this agreement, and for a period of five (5) years after termination of this agreement, disclose to any person any confidential information concerning the business, affairs, customers, clients or suppliers of another Party or any other information obtained in the course of Services without such Party’s consent.

(b)	Notwithstanding the foregoing subclause (a), each Party may disclose another Party's confidential information:

(i)	to its Representatives who need to know such information for the purposes of exercising such Party's rights or carrying out its obligations under or in connection with this agreement. Each Party shall ensure that its Representatives to whom it discloses another Party's confidential information comply with the confidentiality obligations herein; and

(ii)	as may be required by law, a court of competent jurisdiction or any governmental or regulatory authority or stock exchange rule.

(c)	No Party shall use any other Party's confidential information for any purpose other than to exercise its rights and perform its obligations under or in connection with this agreement.

9	Entire Agreement

(a)	This agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representation and understandings between them, whether written or oral, relating to its subject matter.

(b)	Each Party agrees that it shall have no remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement. Each Party agrees that it shall have no claim for innocent or negligent misrepresentation based on any statements in this agreement.

9.1	Variation. No variation of this agreement shall be effective unless it is in writing and signed by the Parties (or their authorised representatives).

9.2	Waiver. No failure or delay by a Party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

9.3	Severance

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this agreement.

9.4	Notices

(a)	Any notice given to a Party under or in connection with this agreement shall be in writing and shall be:

(i)	delivered by hand or by pre-paid first-class post or other next working day delivery service at its registered office (if a company) or its principal place of business (in any other case); or

(ii)	sent by email to the address designated by such Party.

(b)	Any notice shall be deemed to have been received:

(i)	if delivered by hand, at the time the notice is left at the proper address;

(ii)	if sent by next working day delivery service, at 9.00 am on the second Business Day after posting; or

(iii)	if sent by email, at the time of transmission.

(c)	This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

9.5	Governing Law. This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Hong Kong.

9.5	Jurisdiction. Each Party irrevocably agrees that the courts of Hong Kong shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

9.6	Termination. This agreement may be terminated upon written consent of the Parties. This agreement shall be terminated automatically upon the completion of the Sparrow Reversion following the Closing.

[SIGNATURE PAGE AS FOLLOWS]

IN WITNESS HEREOF, Parties have caused their respective authorized representatives to execute this agreement as of the date first above written.

Amber Match Limited

By:	/s/ Edwin Kai Kam Wong
Name:	Edwin Kai Kam Wong
Title:	Director

Sparrow Holdings Pte. Ltd.

By:	/s/ Yeo Ji Jia Kenneth
Name:	Yeo Ji Jia Kenneth
Title:	Director